CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$7,815,000	$557.21

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $31,486.09 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $557.21 offset against the registration fee due for this offering and of which $30,928.88 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 546 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 20-A-IV dated April 15, 2010	Registration Statement No. 333-155535 Dated April 20, 2010 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $7,815,000 Single Review Notes Linked to the MSCI World IndexSM due May 23, 2011

General

  The notes are designed for investors who seek a fixed return of 10.50% if, on the Review Date, the MSCI World IndexSM is at or above the Call Level. If the notes are not automatically called, investors should be willing to lose some or all of their principal if the Index declines by more than 20%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 23, 2011†
  Minimum denominations of $1,000 and integral multiples thereof
  The notes priced on April 20, 2010 and are expected to settle on or about April 23, 2010.

Key Terms

Index:	The MSCI World IndexSM (the “Index”)
Automatic Call:	If the Index closing level on the Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment as described below.
Call Level:	100% of the Initial Index Level
Payment if Called:	If the notes are automatically called on the Review Date, for every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount of $105 (or 10.50% x $1,000).
Payment at Maturity:

If the notes are not automatically called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 20% decline of the Index. If the Ending Index Level has declined by up to 20% from the Initial Index Level, you will receive the principal amount of your notes at maturity. If the Ending Index Level declines from the Initial Index Level by more than 20%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines below the Initial Index Level and your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)

If the notes are not automatically called and the Ending Index Level declines from the Initial Index Level by more than 20%, you will lose some or all of your investment at maturity.

Contingent Buffer Amount:	20%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 1228.05
Ending Index Level:	The Index closing level on the Review Date
Review Date†:	May 18, 2011
Maturity Date†:	May 23, 2011
CUSIP:	48124AMN4
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 20-A-IV

Investing in the Single Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 20-A-IV and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$11	$989

Total	$7,815,000	$85,965	$7,729,035

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $11.00 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-50 of the accompanying product supplement no. 20-A-IV.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 20, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-A-IV dated April 15, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 15, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 20-A-IV dated April 15, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210001525/e38483_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on the Review Date, your investment will yield a payment per note of $1,000 plus a call premium amount of $105 (or 10.50% x $1,000). Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  CONTINGENT PROTECTION AGAINST LOSS — If the notes are not automatically called, payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 20%. If the Ending Index Level declines by more than 20%, for every 1% decline of the Index below the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose at least 20% of your initial investment and may lose up to your entire initial investment at maturity.
  DIVERSIFICATION OF THE MSCI WORLD INDEXSM — The return on the notes is linked to the MSCI World IndexSM. The MSCI World IndexSM is intended to measure the equity market performance of developed markets across the world, currently consisting of 23 developed countries. For additional information about the Index, see the information set forth under “The MSCI Indices,” in the accompanying product supplement no. 20-A-IV.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 20-A-IV. Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we and you agree to treat, the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as

JPMorgan Structured Investments — Single Review Notes Linked to the MSCI World IndexSM	PS-1

  ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-A-IV dated April 15, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called and the Ending Index Level declines by more than 20% as compared to the Initial Index Level, you will lose 1% of your principal for every 1% decline in the Ending Index Level below the Initial Index Level. Under these circumstances, you will lose at least 20% of your initial investment and may lose up to your entire initial investment at maturity.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium of 10.50%, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Date, you may receive a lower payment at maturity than you would have if you had invested directly in the Index.
  YOUR CONTINGENT PROTECTION MAY TERMINATE ON THE FINAL REVIEW DATE — If the Notes are not automatically called and the Ending Index Level is less than the Initial Index Level by more than 20%, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as contingent protection. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% decline in the Ending Index Level as compared to the Initial Index Level. If these notes had a non-contingent protection feature, under the same scenario, the amount you would have received at maturity would have been increased by the contingent buffer amount. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment upon an automatic call or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the MSCI World IndexSM would have.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities that are non-U.S. equity securities composing the Index are converted into U.S. dollars for the purposes of calculating the value of the Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities composing the Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative

JPMorgan Structured Investments — Single Review Notes Linked to the MSCI World IndexSM	PS-2

  weight of the non-U.S. equity securities denominated in such currencies in the Index. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected and the payment at maturity, if any, may be reduced.
  NON-U.S. SECURITIES RISK — Most of the equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events;
    the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which the non-U.S. equity securities underlying the Index trade and the correlation between those rates and the level of the Index; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Single Review Notes Linked to the MSCI World IndexSM	PS-3

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the Review Date for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date.” The following table assumes a Call Level equal to a hypothetical Initial Index Level of 1230. The table reflects that the percentage used to calculate the call price applicable to the Review Date is 10.50%, regardless of the appreciation of the Index, which may be significant. There will be only one payment on the notes at maturity whether or not the notes are called. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Index Closing Level	Index Level Appreciation/ Depreciation at Review Date	Total Return at Review Date

2214.00	80.00%	10.50%
2091.00	70.00%	10.50%
1968.00	60.00%	10.50%
1845.00	50.00%	10.50%
1722.00	40.00%	10.50%
1599.00	30.00%	10.50%
1476.00	20.00%	10.50%
1353.00	10.00%	10.50%
1291.50	5.00%	10.50%
1242.30	1.00%	10.50%
1230.00	0.00%	10.50%
1217.70	-1.00%	0.00%
1168.50	-5.00%	0.00%
1107.00	-10.00%	0.00%
984.00	-20.00%	0.00%
971.70	-21.00%	-21.00%
861.00	-30.00%	-30.00%
738.00	-40.00%	-40.00%
615.00	-50.00%	-50.00%
492.00	-60.00%	-60.00%
369.00	-70.00%	-70.00%
246.00	-80.00%	-80.00%
123.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1230 to an Index closing level of 1353 on the Review Date. Because the Index closing level on the Review Date (1353) is greater than the Call Level of 1230, the notes are automatically called, and the investor receives a single payment of $1,105 per $1,000 principal amount note.

Example 2: The level of the Index decreases from the Initial Index Level of 1230 to an Index closing level of 984 on the Review Date. Because (a) the Index closing level on the Review Date (984) is less than the Call Level of 1230 and (b) the Ending Index Level has not declined by more than 20% from the Initial Index Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 1230 to an Index closing level of 615 on the Review Date. Because (a) the Index closing level on the Review Date (615) is less than the Call Level of 1230 and (b) the Ending Index Level is more than 20% below the Initial Index Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -50%) = $500

JPMorgan Structured Investments — Single Review Notes Linked to the MSCI World IndexSM	PS-4

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly Index closing level from January 7, 2005 through April 16, 2010. The Index closing level on April 20, 2010 was 1228.05. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Single Review Notes Linked to the MSCI World IndexSM	PS-5